SD 4/27/04

RECEIVED
APR 2 6 2004
158

[redacted]

SECUR 04017776 IMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 South Boston, Suite 500
(No. and Street)

Tulsa (City) Oklahoma (State) 74103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beverly L. Young 918-585-8150 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steve A. McCurley, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3727 East 31st Street (Address) Tulsa (City) Oklahoma (State) 74135 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beverly L. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charlotte Panzer
Tulsa County Notary Public
in and for the State of Oklahoma
My commission expires 11/5/2006
Commission # 0218572

Charlotte Panzer
Notary Public

Beverly L. Young
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT
TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDING
DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total stockholders' equity qualified for net capital	$ 27,280	$ 26,874
Add: Allowable subordinated liabilities	-	-
Less: Nonallowable assets	(5,527)	(5,425)
Net capital	21,753	21,449
Net capital requirement (Note D)	5,000	5,000
Net Capital in Excess of Requirement	$ 16,753	$ 16,449
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement 6-2/3 % of aggregate indebtedness	$ -	$ -
Minimum net capital requirement	$ 5,000	$ 5,000
Net capital requirement = the greater of 6-2/3 % of aggregate indebtedness or $ 5,000.00	$ 5,000	$ 5,000
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	N/A	N/A
Percentage of debt to debt-equity	N/A	N/A

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

Schedule II
Reconciliation of Net Capital with
Company's Computation
(included in Part IIA of Form X-17A-5)

FOR THE YEARS ENDING
DECEMBER 31, 2003 AND 2002

	2003	2002
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 21,753	$ 21,449
Reduction in payable to non-customers	-	-
Net increase in non-allowable assets	-	-
Adjustment for memorialization of issuance of stock certificates	-	-
Adjustment for Accounts Payable not recorded at year end	-	-
Adjustments to Paid In Capital:		
Checks held for deposit representing contributed capital which were void as of year end	-	-
Portion of Paid In Capital reclassified as Advance from Issuer or Loan from Shareholder	-	-
Net audit adjustments affecting retained earnings	-	-
Net Capital	$ 21,753	$ 21,449

STEVE A. McCURLEY, CPA, P.C.
3727 East 31st Street
TULSA, OK 74135

918-492-8322

Exemption from Rule 15c3-3

Baytide Securities Corporation is exempt from the provisions of Rule 15c3-3 based on Section (k)(2)(i) of the rule whereas the Company carries no margin accounts; the Company promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer; the Company does not otherwise hold funds or securities for or owe money or securities to, customers and effectuates all financial transactions between the broker their customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of the Customer.